United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED SFR GENESIS FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-1393127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our Company, Arrived Fund Manager, LLC, our Manager and the Arrived Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our Company nor the Manager can guarantee future performance, or that future developments affecting our Company, the Manager or the Arrived Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”).

Unless otherwise indicated, the latest results discussed below are as of June 30, 2026. The consolidated financial statements included in this filing as of June 30, 2026 and for the six months ended June 30, 2026 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Arrived SFR Genesis Fund, LLC (the “Company”, “us”, “we”, “our” and other similar terms) is a Delaware limited liability company formed on May 1, 2023 to originate, invest in and manage a diversified portfolio of single family residential real estate properties. We expect to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of single family residential real estate properties. We may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We have elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2023.

As of June 30, 2026 and 2025, we had acquired 56 properties, for aggregate purchase prices of approximately $18.9 million. We substantially commenced operations on September 22, 2023.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 21 of our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We have offered, are offering, and may continue to offer $10,000,000 in our common shares. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2026 and December 31, 2025, we have raised cumulative gross offering proceeds of approximately $26.0 and 24.0 million, respectively, from settled subscriptions, representing an increase of approximately $2.0 million driven by continued investor demand and expansion of the Company’s offering activities. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in our offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (September 25, 2023)	$10.00	Initial Period
April 25, 2024	$9.97	Form 1-U
July 25, 2024	$9.97	Form 1-U
October 25, 2024	$9.96	Form 1-U
January 25, 2025	$10.02	Form 1-U
April 25, 2025	$10.05	Form 1-U
July 25, 2025	$10.05	Form 1-U
October 25, 2025	$10.07	Form 1-U
January 25, 2026	$10.03	Form 1-U
April 25, 2026	$10.01	Form 1-U
July 25, 2026	$10.01	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For further details, please see Note 8, Members’ Equity – Distributions in our consolidated financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of June 30, 2026 and 2025, approximately 131,346 and 112,479 shares, respectively, had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $1,319,977 and $1,124,865, respectively. Redemptions for the six months ended June 30, 2026 and 2025 have primarily been paid out of our free cash flow.

For further details, please see Note 8, Members’ Equity – Redemptions in our consolidated financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of consolidated financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to generate revenues from rental income from our single family residential real estate properties and from interest payments on loans held by the company. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Operating Results

For the six months ended June 30, 2026 and 2025, we had a total net loss of approximately $7,196 and $101,952, respectively. Further information on the notable changes in our results is as follows.

Revenues

For the six months ended June 30, 2026 and 2025, we earned revenue of approximately $871,010 and $650,251, respectively. The increase of approximately $220,759 was primarily attributable to $220,131 of interest income earned on the Company’s notes receivable during the current period, together with a modest increase in rental income as the portfolio matured.

Expenses

For the six months ended June 30, 2026 and 2025, we incurred approximately $744,854 and $737,963, respectively, in operating expenses, representing an increase of approximately $6,891. Such operating expenses include real estate taxes, property insurance, Homeowners Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs. Operating expenses remained relatively flat as a result of higher property taxes, depreciation, and related-party management fees being largely offset by lower sourcing fees and repairs and maintenance costs compared to the prior period.

Other Expenses

For the six months ended June 30, 2026 and 2025, we incurred approximately $133,352 and $14,240, respectively, in interest expenses. The increase of approximately $119,112 was primarily attributable to a higher outstanding balance on the Company’s related-party notes payable, which grew from $50,000 at December 31, 2025 to $5,465,000 at June 30, 2026, as proceeds were used to fund the Company’s new notes receivable investments. See Note 4, Notes Receivable – Held to Maturity, and Note 6, Notes Payable, Related Party for further detail.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of June 30, 2026 and December 31, 2025, we had deployed approximately $17.8 million and $18.0 million, respectively, in capital for our single family residential real estate properties, and approximately $5.8 million and $0, respectively, in loans held by the Company. The decrease in real estate capital reflects ongoing depreciation, as no new properties were acquired during the trailing twelve months, while the increase in loan capital reflects new lending activity the Company began during the current period. We had approximately $20,393 and $13,051, respectively, in cash and cash equivalents on hand. Although substantial doubt exists about our ability to continue as a going concern, we anticipate that continued access to related party financing, combined with cash on hand and proceeds from our offering, will provide sufficient liquidity to meet our obligations for at least the next 12 months; however, there can be no assurances that such financing or offering proceeds will be available when needed. Additionally, amounts due to related party increased from $353,873 as of December 31, 2025 to $391,549 as of June 30, 2026, an increase of approximately $37,676, primarily reflecting management fees and expense reimbursements accrued to the Manager that had not yet been settled as of period end.

We are offering up to $10 million in our common shares pursuant to Regulation A.

As of June 30, 2026, we had outstanding unsecured Company-level debt of approximately $5.5 million. This does not include any debt secured by the real property of our unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ended December 31, 2023. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of our properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026 (unaudited)	As of December 31, 2025*

ASSETS
Current assets:
Cash	$20,393	$13,051
Prepaid expenses	64,448	-
Other receivables	1,946	984
Due from third party property manager	188,329	225,614
Notes receivable	5,792,060	-
Interest receivable	163,931	-
Total current assets	6,231,108	239,650
Property and equipment, net	17,778,188	18,039,484
Total assets	$24,009,295	$18,279,134

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$246,046	$126,239
Tenant deposits	115,639	129,006
Notes payable, related party	5,465,000	50,000
Due to related party	391,549	353,873
Total liabilities	$6,218,234	$659,118

Members’ equity:
Members’ capital	$19,034,570	18,856,329
Accumulated deficit	(1,243,509)	(1,236,313)
Total members’ equity	17,791,062	17,620,016
Total liabilities and members’ equity	$24,009,295	$18,279,134

*	Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)

Rental income	$650,879	$650,251
Interest income	220,131	-
Total revenue	871,010	650,251

Operating expenses
Insurance	32,120	31,538
Depreciation	267,723	245,153
Management fees	30,242	29,924
Management fees, related party	137,341	130,897
Repairs and maintenance	40,407	61,886
Property taxes	110,708	77,797
Other operating expenses	87,519	70,065
Other expenses	-	1,981
Sourcing fees	38,795	88,722
Total operating expenses	744,854	737,963

Income (loss) from operations	126,156	(87,712)

Other expenses
Interest expense	133,352	14,240
Total other expenses	133,352	14,240

Net loss	$(7,196)	$(101,952)

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

For the Six Months Ended June 30, 2026 (unaudited)
Balance as of January 1, 2026	$17,620,016
Issuance of common shares, net of offering costs	1,970,992
Redemption of common shares	(1,319,977)
Distributions	(472,773)
Net loss	(7,196)
Balance as of June 30, 2026	$17,791,062

For the Six Months Ended June 30, 2025 (unaudited)
Balance as of January 1, 2025	$16,443,995
Issuance of common shares, net of offering costs	2,456,190
Redemption of common shares	(1,124,865)
Distributions	(324,685)
Net loss	(101,952)
Balance as of June 30, 2025	$17,348,682

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2026 (unaudited)	For the Six Months Ended June 30, 2025 (unaudited)

Cash flows from operating activities:
Net loss	$(7,196)	$(101,952)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	267,723	245,153
(Increase) decrease of assets
Other receivables	(962)	(107,490)
Prepaid expenses	(64,448)	12,005
Due to (from) third party property managers	37,285	(16,297)
Interest receivable	(163,931)	-
Increase (decrease) of liabilities
Tenant deposits	(13,368)	1,948
Accrued expenses	119,806	(58,558)
Due to related party	37,676	132,943
Net cash provided by operating activities	212,587	107,750

Cash flows from investing activities:
Purchases of properties and property improvements, net	(6,427)	(2,553,148)
Purchases of notes receivable	(5,792,060)	-
Net cash used in investing activities	(5,798,487)	(2,553,148)

Cash flows from financing activities:
Repayment of bridge financing	-	(219,440)
Repayments of notes payable, related party	(2,115,000)	-
Proceeds from notes payable, related party	7,530,000	960,000
Redemption of common shares	(1,319,977)	(1,124,865)
Net proceeds from the issuance of common shares	1,970,992	2,456,190
Distributions	(472,773)	(324,685)
Net cash provided by (used in) financing activities	5,593,242	1,747,199

Net increase (decrease) in cash	7,342	(698,199)

Cash at beginning of period	13,051	814,591
Cash at end of period	$20,393	$116,392

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$3,031	$-
Cash paid for interest	$110,318	$14,240

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived SFR Genesis Fund, LLC (the “Company”) is a Delaware limited liability company formed on May 1, 2023, under the laws of Delaware. Arrived SFR Genesis Fund, LLC was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. The Company will originate, acquire, and structure a diversified portfolio of single family residential real estate properties. The Company may also invest in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. The Company may make investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company is managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the Company’s sponsor, Arrived Holdings, Inc. (the “sponsor”). The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. Our common shareholders do not elect or vote on the Company’s Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding the Company’s business.

The Manager has sole discretion in determining what distributions, if any, are made to shareholders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for private entities.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim consolidated financial statements do not include all of the information and footnotes required by GAAP for complete annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arrived SFR Genesis Fund, LLC and its wholly owned subsidiary, a limited liability company that is disregarded for U.S. federal income tax purposes. This subsidiary is used to acquire and lease real estate properties on behalf of Arrived SFR Genesis Fund, LLC. All significant intercompany transactions and balances have been eliminated in consolidation. Because the subsidiary has no separate operations and its financial activity is recorded directly within Arrived SFR Genesis Fund, LLC, no additional elimination entries were necessary.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Sourcing Fee – Sponsor or its Affiliate

The Company pays up to 3.50% of the total purchase price of any property which the Company acquires. With respect to debt investments in residential real estate loans, the Company will pay a monthly sourcing fee of 0.10% of the unpaid principal balance of gross loan assets either held directly, pro rata inside a credit pool, or joint venture. All such sourcing fees will be paid to the sponsor.

Real Estate Commissions and Rebates — Sponsor or its Affiliate

In connection with asset purchases, the Company may receive a commission or rebate from the real estate agent in connection with the commission paid by the original property seller to the real estate agent.

Reimbursement of Acquisition / Origination Expenses — Manager

The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments the Company may make, whether or not the Company ultimately acquires or originates the investment.

Reimbursement of Organization and Offering Expenses — Manager

The Company will pay the Manager an amount equal to 2.0% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with executing the offering, consisting of underwriting, legal, accounting, escrow and compliance costs.

Asset Management Fee

The Manager will receive from the Company, on a quarterly basis, an asset management fee equal to an annualized rate of 1.0%, which is based on the Company’s net asset value (“NAV”) at the end of each prior quarterly period.

Management Reimbursement of Other Operating Expenses – Manager

The Company reimburses its Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company, which does not include the Manager’s overhead, employee costs borne by the Manager, utilities, or technology costs.

The expense reimbursements that the Company pays to its Manager also include expenses incurred by its sponsor in the performance of services under the shared services agreement between its Manager and its sponsor, including any increases in insurance attributable to the management or operation of the Company.

Management Reimbursement of Servicing Expenses – Manager or Other Party

The Company will reimburse its Manager for actual expenses incurred on the Company’s behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of the Company’s Manager.

Redemption Fees – Manager

The Manager is entitled to receive a fixed redemption fee from investors for shares redeemed from six months to three years from the settlement date of 1.0% of the net asset value per share. No redemption fee is charged on shares held for more than three years. Redemption fees are retained by the Manager and are intended to offset administrative and liquidity-related costs associated with early redemptions.

Property Management Fee – Manager or its Affiliate

As compensation for the services provided by the property manager, the Company will pay to the Manager or its affiliate a property management fee equal to eight percent (8%) of gross receipts for the current calendar month. The Manager may subcontract with a local property manager to provide property management services, in which event the Manager will be (i) entitled to retain the difference between the fees paid to the local property manager and the eight percent (8%) charged to the Company and (ii) responsible for any fees in excess of the eight percent (8%). If a property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Gross receipts shall include unit rents, furniture or equipment rental, parking, forfeited security deposits applied to rental payments, late charges, judgments or awards (net of litigation costs) collected in the enforcement of any lease, income from coin-operated machines, proceeds from rental interruption insurance, application fees, and other miscellaneous income collected at the property, but shall exclude all other receipts, including, but not limited to, security deposits (other than forfeited deposits applied to rent), interest earned on property accounts, proceeds of claims on account of insurance policies (other than rental interruption insurance), abatement of taxes, and awards arising out of takings by eminent domain, discounts and dividends on insurance policies and bonus payments by service providers for installation of services or equipment (such as cable television or laundry machines).

Property Disposition Fee

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, including closing costs, and the Company pays six percent (6.0%) of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the six percent (6.0%) charged to the Company and (ii) responsible for any fees in excess of the six percent (6.0%).

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month consolidated financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Interest on Related Party Loans

The Company will pay interest at the current market rate to the Manager or its affiliates in connection with any loans provided by the Manager or its affiliates to finance the purchase price of each property acquisition. The Company may also pay a loan origination fee to the Manager or its affiliates that will be charged at the current market rate.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1-	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2-	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3-	Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company’s cash, receivables, and accrued expenses approximate their fair values due to the short maturity of these instruments. The estimated fair value of the notes receivable approximates their carrying amount due to their relatively short contractual maturities and yields that approximate current market rates for loans with similar terms and credit risk. The estimated fair value of the notes payable, related party approximates their carrying amount due to their relatively short contractual maturities and stated interest rates that approximate current market rates available to the Company for borrowings with similar terms and credit risk.

Notes Receivable – Held to Maturity

Notes receivable are recorded at amortized cost, which represents the outstanding principal balance adjusted for the unamortized premiums, discounts, and deferred fees or costs, net of any allowance for credit losses.

The estimated fair value of the notes receivable approximates their carrying amount due to their relatively short contractual maturities and yields that approximate current market rates for loans with similar terms and credit risk.

Interest Income on Notes Receivable

The Company earns interest on its notes receivable secured by residential real estate. Interest income is recognized using the effective interest method over the contractual term of each note and includes the amortization or accretion of premiums, discounts, and net deferred fees or costs, as applicable.

Allowance for Credit Losses on Notes Receivable

The Company evaluates its notes receivable for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The allowance for credit losses represents lifetime expected credit losses over the contractual terms of the notes. The Company estimates the allowance using a loss-rate methodology based on expected default frequencies and loss severity, adjusted for historical performance, borrower-specific credit risk, current economic conditions, and reasonable and supportable forecasts. The allowance is evaluated at each reporting date and adjusted through earnings as necessary.

Interest Income on Notes Receivable – Held to Maturity

The Company earns interest on its notes receivable secured by residential real estate. Interest income is recognized using the effective interest method over the contractual term of the instrument and includes the amortization of premiums, discounts, and, where applicable, certain deferred fees and costs.

Accrued Interest Receivable and Nonaccrual

The Company has elected not to measure an allowance for credit losses on accrued interest receivables when uncollectible accrued interest is written off in a timely manner. A write-off is considered timely when recorded no later than the month-end close for the reporting period in which management concludes that the accrued interest, or a portion thereof, is uncollectible. Current-year accrued interest write-offs are recorded as a reversal of interest income, while accrued interest recognized in prior years is written off through bad debt expense.

Interest accrual is discontinued when management concludes that collection of the related principal or interest is no longer reasonably expected. While a loan is on nonaccrual status, cash interest received is recognized as interest income when collection of the principal is reasonably expected; otherwise, cash receipts are applied to reduce the loan balance under the cost-recovery method. Accrual resumes when the loan is contractually current and collection of the remaining principal and interest is reasonably expected. Past-due status is determined based on contractual payment terms, including executed extensions or modifications. Expected credit losses related to principal are evaluated separately under the Company’s CECL methodology.

Prepaid and Accrued Expenses

Prepaid expenses consist primarily of prepaid insurance. Accrued expenses include accrued property taxes, interest expense, and other accrued costs, which may include fees due to related parties.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment include the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received from tenant customers held by third-party property managers.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

The Company’s rental arrangements are accounted for as operating leases under ASC 842, Leases. Rental income is recognized on a straight-line basis over the applicable lease term when collectability is probable. Variable lease payments and other tenant charges are recognized in the period in which the related amounts are earned. Tenant security deposits are not recognized as revenue unless and until the Company becomes entitled to retain them. Interest income on notes receivable is recognized using the effective interest method over the contractual term of the notes.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive loss. Comprehensive loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive loss, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the consolidated financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions for recognition and measurement in accordance with ASC 740-10. A tax position is recognized only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the relevant taxing authority. The Company records interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

The Company qualified to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and expects to continue to qualify as a REIT for the taxable year ending December 31, 2026. Accordingly, commencing with its REIT qualification, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to shareholders, provided it satisfies the applicable REIT distribution and other qualification requirements.

Recently Issued and Not Yet Adopted and Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity and nominal cash. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company acquires loans related to real estate assets, including construction loans, purchase loans, and rehabilitation bridge loans from loan originators. The Company’s partnerships with loan originators (“servicers”) are established through a structured process that includes both inbound and outbound sourcing, with a focus on due diligence, credit risk, and financial transparency. Originators are evaluated based on their business model, lending specialization, geographic exposure, historical performance, underwriting practices, and financial stability. Once an originator is approved, individual loans are assessed using defined selection criteria, such as borrower experience, creditworthiness, collateral quality, and quantitative thresholds like loan to after repair value (“LTARV”) and loan to cost (“LTC”).

For certain individual servicers, the Company has executed a Master Purchase Agreement that includes a repurchase provision requiring the originator (“Seller”) to repurchase a loan if the borrower fails to remit the balloon payment within 30 business days of its maturity date. Upon written notice from the Company (“Purchaser”), the Seller is obligated to repurchase the loan at the agreed repurchase price within 30 business days of notification, unless the borrower satisfies the balloon payment prior to the repurchase being completed.

Certain loans within the Company’s portfolio accrue interest over the life of the loan, with both principal and accrued interest due and payable upon maturity or repayment. Borrowers do not make periodic interest payments; instead, interest is capitalized and collected upon payoff. Payments are remitted to the servicer, which then transmits the net proceeds to the Company.

As of June 30, 2026, the Company held six notes receivable with an aggregate amount of $5,792,060. These notes are classified as held to maturity, as the Company has both the intent and ability to hold the notes until their contractual maturity dates, which range from February 2027 through May 2027. Each note carries repayment terms of 18 months from the date of issuance and is secured by real estate. These loans generate returns through a combination of contractual interest and additional economic incentives earned in accordance with the underlying agreements, resulting in an estimated overall yield ranging from approximately 9.5% to 9.99% over the term of the investments. The Company recognizes interest income based on the expected yield over the term of the loans, subject to collectability considerations. For the six months ended June 30, 2026 and 2025, interest income on notes receivable was $220,131 and $0, respectively

As of June 30, 2026, the Company evaluated the notes receivable for lifetime expected credit losses under ASC 326, considering borrower credit quality, collateral, loan-to-value metrics, current economic conditions, and applicable repurchase provisions.   Based on this evaluation, management determined that expected credit losses were not material and, accordingly, did not record an allowance for credit losses.

As of June 30, 2026, no notes receivable were past due or on nonaccrual status, and no accrued interest receivable had been written off.

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

June 30, 2026

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(19,651)	$277,715
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(24,053)	382,465
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(18,587)	284,313
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(18,552)	252,768
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(15,706)	222,584
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(21,435)	292,349
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(16,562)	253,338
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(22,702)	361,683
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(17,050)	271,331
794 Carolina Way, Avon, IN 46123	269,510	90,000	5,660	365,170	(20,544)	344,625
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(18,704)	264,108
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(27,764)	424,074
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(21,998)	299,984
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(13,602)	207,641
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(29,505)	469,975
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(17,127)	271,503
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(21,932)	299,315
530 Manchester Drive, Pickerington, OH 43147	288,143	96,875	-	385,018	(13,097)	371,920
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(22,509)	343,848
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(27,273)	452,476
2817 Trestle Square Pass, Northport, AL 35473	203,504	67,500	4,410	275,414	(10,500)	264,914
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(18,426)	233,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(20,541)	326,174
15820 Flat Rock Court, Harvest, AL 35749	196,896	68,125	5,850	270,871	(19,740)	251,131
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(17,946)	340,836
550 Timber Ridge St, Centerton, AR 72719	276,766	92,500	-	369,266	(12,580)	356,685
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(16,603)	315,316
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(19,912)	316,570
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(16,884)	238,653
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(23,406)	364,348
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(18,881)	257,311
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(18,730)	338,334
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(34,556)	549,037
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(16,317)	249,363
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	(12,990)	303,914
3228 Spool Lane SW, Huntsville, AL 35805	221,028	73,125	-	294,153	(9,377)	284,776
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	17,712	391,569	(27,608)	363,960
318 Whisper Wood Way, Lebanon, TN 37087	308,605	102,475	-	411,080	(12,157)	398,922
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(24,843)	394,844
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(21,000)	295,566
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(18,243)	281,196
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(19,860)	358,836
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(9,187)	224,075
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(30,928)	421,782
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(18,601)	262,815
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(17,587)	258,441
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(26,734)	364,210
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(18,010)	286,199
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(18,913)	267,552
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(20,853)	317,763
1502 N 35th St, Richmond, VA 23223	349,794	115,000	-	464,794	(15,900)	448,895
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(52,505)	377,056
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(16,817)	303,709
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(9,429)	209,330
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(18,586)	262,885
104 Harness Drive, Huntsville, AL 35806	259,860	86,250	7,315	353,425	(12,066)	341,359
Total	14,073,774	4,679,098	130,885	18,883,757	(1,105,569)	17,778,188

December 31, 2025

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	223,616	73,750	-	297,366	(15,585)	281,781
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(18,503)	388,016
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(14,457)	288,443
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(14,842)	256,478
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(12,456)	225,834
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(17,148)	296,636
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(12,882)	257,018
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(17,463)	366,922
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(13,116)	275,265
794 Carolina Way, Avon, IN 46123	269,510	90,000	5,660	365,170	(15,078)	350,092
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(14,835)	267,978
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(21,594)	430,244
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(17,599)	304,383
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(10,579)	210,663
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(22,696)	476,784
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(13,175)	275,456
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(17,545)	303,701
530 Manchester Drive, Pickerington, OH 43147	288,143	96,875	-	385,018	(7,858)	377,159
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(17,507)	348,850
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(20,727)	459,022
2817 Trestle Square Pass, Northport, AL 35473	203,504	67,500	4,410	275,414	(6,359)	269,055
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(14,426)	237,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(15,801)	330,914
15820 Flat Rock Court, Harvest, AL 35749	196,896	68,125	5,850	270,871	(15,575)	255,296
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(13,052)	345,730
550 Timber Ridge St, Centerton, AR 72719	276,766	92,500	-	369,266	(7,548)	361,717
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(12,075)	319,844
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(15,317)	321,166
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(13,391)	242,146
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(17,980)	369,774
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(15,105)	261,087
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(13,844)	343,220
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(26,581)	557,012
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(12,691)	252,989
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	(8,660)	308,244
3228 Spool Lane SW, Huntsville, AL 35805	221,028	73,125	-	294,153	(5,358)	288,795
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	11,285	385,142	(21,348)	363,794
318 Whisper Wood Way, Lebanon, TN 37087	308,605	102,475	-	411,080	(6,546)	404,533
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(19,110)	400,577
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(16,129)	300,437
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(14,189)	285,250
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(14,679)	364,017
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(6,286)	226,977
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(24,743)	427,967
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(14,753)	266,663
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(13,819)	262,209
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(21,387)	369,557
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(13,854)	290,355
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(15,000)	271,465
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(16,219)	322,397
1502 N 35th St, Richmond, VA 23223	349,794	115,000	-	464,794	(9,540)	455,255
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(40,608)	388,952
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(12,430)	308,096
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(6,451)	212,308
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(14,741)	266,731
104 Harness Drive, Huntsville, AL 35806	259,860	86,250	7,315	353,425	(6,609)	346,815
Total	14,073,774	4,679,098	124,458	18,877,330	(837,846)	18,039,484

Depreciation expense was $267,723 and $245,153, respectively, for the six months ended June 30, 2026 and 2025.

NOTE 6: NOTES PAYABLE, RELATED PARTY

In connection with the Company’s ongoing financing arrangements with related parties, the Company had an outstanding balance of $5,465,000 recorded as notes payable, related party as of June 30, 2026 and $50,000 as of December 31, 2025, respectively. The notes are unsecured, bear interest at a rate of 6.5%, and mature 18 months from the applicable borrowing date. The Company may draw and repay amounts under these financing arrangements with the Manager and its affiliates as needed, and available cash is generally applied to reduce outstanding balances in advance of scheduled maturity. Accordingly, the Company does not expect the stated maturity dates to be the primary determinant of repayment timing. Interest on the notes is paid monthly.

For the six months ended June 30, 2026 and 2025, interest expense was $133,352 and $14,240, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

Due from (to) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2026, the Company owed the Manager an aggregate of $391,549 and as of December 31, 2025, the Company owed the Manager an aggregate of $353,873, including the initial funding for the property purchases, offering expenses, sourcing fees, and other expense reimbursements. The advances are non-interest bearing with no stated repayment terms. In addition, the Company has related party notes payable as further described in Note 6 — Notes Payable, Related Party.

Management Fees

For the six months ended June 30, 2026 and 2025, total management fees charged by the Manager, which include both property management fees and asset management fees, were an aggregate of $137,341 and $130,897, respectively.

NOTE 8: MEMBERS’ EQUITY

The Company’s Manager, Arrived Fund Manager, LLC, is a Delaware limited liability company and non-member manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

Common Shares

For the six months ended June 30, 2026 and 2025, the Company sold 202,458 and 241,636 shares, respectively, of its common shares for gross proceeds of $2,031,954 and $2,532,211, respectively. The gross proceeds were reduced by 1% for direct offering costs of $20,321 and $25,341, respectively, paid to an unrelated broker, and 2% for offering costs of $40,641 and $50,681, respectively, paid to the Manager, resulting in net proceeds of $1,970,992 and $2,456,190, respectively.

Redemptions

For the six months ended June 30, 2026 and 2025, the Company processed redemptions of 131,346 and 112,479 shares, respectively, of its common shares for aggregate redemption proceeds of $1,319,977 and $1,124,865, respectively.

Distributions

For the six months ended June 30, 2026 and 2025, the Company accrued and paid distributions to investors totaling $472,773 and $324,685, respectively, which were recorded as a reduction to members’ capital.

NOTE 9: MANAGEMENT COMPENSATION

For the six months ended June 30, 2026 and 2025, the total fees and reimbursements charged by the Manager and sponsor were $216,777 and $270,300, respectively. The following table reflects the total management compensation incurred by the Company for the periods presented.

June 30, 2026

	Manager	Sponsor	Total

Sourcing Fees	$-	$9,447	$9,447
Sourcing Fees - Credit Facilities	29,349	$-	$29,349
Offering Expense	40,641	-	40,641
Asset Management Fee	106,782	-	106,782
Property Management Fee	30,559	-	30,559
Total	$207,330	$9,447	$216,777

June 30, 2025

	Manager	Sponsor	Total

Sourcing Fees	$-	$88,722	$88,722
Offering Expense	50,681	-	50,681
Asset Management Fee	100,240	-	100,240
Property Management Fee	30,658	-	30,658
Total	$181,579	$88,722	$270,300

NOTE 10: INCOME TAXES

The Company has elected to be treated as a REIT under the Internal Revenue Code for the taxable year ending December 31, 2025. For the year ending December 31, 2026, the Company anticipates that it will continue to qualify as a REIT.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. The Company qualified as a REIT for the year ended December 31, 2025, and anticipates that it will continue to qualify as a REIT for the year ending December 31, 2026. Since the Company incurred a net loss for the six months ended June 30, 2026 and 2025, there is no provision for income taxes and no income tax benefit was recognized, as the Company has established a full valuation allowance on the net operating loss tax benefit. In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company’s temporary differences consisted of net operating loss carryforwards, which were fully reserved, and differences related to sourcing fees expensed for financial reporting purposes but capitalized into the tax basis of fixed assets for income tax purposes. Accordingly, no net deferred tax assets or liabilities were recorded. Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026 and 2025, state income and franchise tax obligations, if any, were not material to the financial statements. The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the statement of operations. As of June 30, 2026 and December 31, 2025, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions. Accordingly, no accrual for uncertain tax positions was recorded. The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2025 tax year remains open and subject to examination by the relevant taxing authorities. The Company’s federal and state income tax returns for the tax years 2023 through 2025 remain open to examination by the applicable taxing authorities.

NOTE 11: SUBSEQUENT EVENTS

During the period June 30, 2026 through August 31, 2026, the Company declared and paid dividends of $161,409. During the same period, the Company received gross proceeds of $569,819 from issuance of shares and incurred $5,715 in direct issuance costs and $11,429 in offering costs, resulting in net proceeds of $552,675. In August 2026, the Company redeemed 62,568 shares for a total of $626,306.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix A and incorporated herein by reference)
4.1*	Form of Subscription Agreement
6.1*	Broker-Dealer Agreement
6.2*	Form of Shared Services Agreement
6.3*	Form of License Agreement

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2026.

Arrived SFR Genesis Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Principal Financial Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	(Acting Principal Financial and Accounting Officer)